FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2024

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Difference between Forecast and Actual Results for the Fiscal Year Ended March 2024

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 9, 2024	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release
Difference between Forecast and Actual Results for the Fiscal Year Ended March 2024
OSAKA, Japan, May 9, 2024 – Takeda (TSE:4502/NYSE:TAK) announced a difference between the forecast disclosed on October 26, 2023 for the full year consolidated financials for the fiscal year ending March 31, 2024 (FY2023) (the “Forecast”), and the actual results announced today, as below.

1.Difference between the Forecast and Actual Results for the Fiscal Year Ended March 31, 2024

(millions JPY)
	Revenue	Operating profit	Profit before income taxes	Net profit attributable to owners of the Company	Basic earnings per share
Forecast (A)*	3,980,000	225,000	70,000	93,000	59.45 JPY
Actual Results (B)	4,263,762	214,075	52,791	144,067	92.09 JPY
Discrepancy (B-A)	283,762	(10,925)	(17,209)	51,067	―
Change %	7.1%	(4.9)%	(24.6)%	54.9%	―
* Announced on October 26, 2023.

(millions JPY)
	Core Revenue	Core Operating Profit	Core EPS
Forecast (A)*	3,980,000	1,015,000	447 JPY
Actual Results (B)	4,263,762	1,054,871	484 JPY
Discrepancy (B-A)	283,762	39,871	―
Change %	7.1%	3.9%	―
* Announced on October 26, 2023.

2.Reasons for Difference
Revenue increased by JPY 283.8 billion, or 7.1%, to JPY 4,263.8 billion, compared to the Forecast primarily due to favorable foreign exchange rates and business momentum, including milder-than-anticipated generic erosion of VYVANSE in the U.S.

Operating Profit decreased by JPY 10.9 billion, or 4.9%, to JPY 214.1 billion compared to the Forecast. This decrease was primarily driven by foreign exchange headwinds, termination of some of partnered R&D programs coupled with increased R&D expense accruals, and higher other operating expenses. Core Operating Profit increased by JPY 39.9 billion, or 3.9%, to JPY 1,054.9 billion, compared to the Forecast, reflecting the business momentum.

Net profit for the period attributable to owners of the Company increased by JPY 51.1 billion, or 54.9%, to JPY 144.1 billion, compared to the Forecast. Although, Profit Before Income Taxes was lower due to lower Operating Profit and higher finance expenses, higher than anticipated tax benefit was recognized primarily due to improved statutory earnings mix and recognition of previously unrecognized tax losses and disallowed interest expenses.

3.FY2023 Management Guidance
Takeda uses changes in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. Takeda delivered or exceeded FY2023 Management Guidance, driven by continued strong performance in Growth and Launch Products—with Core Operating Profit performance impacted by generic entrants for high-margin products and strategic investments in R&D and our data, digital and technology capabilities to ensure our long-term competitiveness.

	FY2023 Management Guidance CER % Change	FY2023 Actual Results
Core Revenue	Low-single-digit % decline	1.5%
Core Operating Profit	Low-10s % decline	(13.3)%
Core EPS	Low-20s % decline	(15.7)%

About Takeda
Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries. For more information, visit www.takeda.com.

Contacts

Investor Relations Christopher O’Reilly christopher.oreilly@takeda.com +81 (0) 3-3278-2543	Media Relations Brendan Jennings brendan.jennings@takeda.com +81 (0) 80-2705-8259

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this press release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.

The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
The product names appearing in this document are trademarks or registered trademarks owned by Takeda, or their respective owners.
Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects”, “forecasts”, “outlook” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic; the success of our environmental sustainability efforts, in enabling us to reduce our greenhouse gas emissions or meet our other environmental goals; the extent to which our efforts to increase efficiency, productivity or cost-savings, such as the integration of digital technologies, including artificial intelligence, in our business or other initiatives to restructure our operations will lead to the expected benefits; and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings-and-security-reports/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

Financial Information and Certain Non-IFRS Financial Measures
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).
This press release and materials distributed in connection with this press release include certain financial measures not presented in accordance with IFRS, such as Core Revenue, Core Operating Profit, Core Net Profit, Core EPS, Constant Exchange Rate (“CER”) change, Net Debt, EBITDA, Adjusted EBITDA and Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this press release. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the definitions and reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures, which are in the Financial Appendix appearing at the end of our investor presentation of our Q4 FY2023 financial results (available at www.takeda.com/investors).
The usefulness of Core Financial Measures to investors has significant limitations including, but not limited to, (i) they are not necessarily identical to similarly titled measures used by other companies, including those in our industry, (ii) they exclude financial information and events, such as the effects of non-cash expenses such as dispositions or amortization of intangible assets, that some may consider important in evaluating Takeda’s performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future (however, it is Takeda’s policy not to adjust out normal, recurring cash operating expenses necessary to operate our business) and (iv) they may not include all items which investors may consider important to an understanding of our results of operations, or exclude all items which investors may not consider to be so.

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